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09040607

SECU... ...MMISSION

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SEC Mail Processing Section
MAR 3 0 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/10/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N S Global Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

328 Pemberwick Road
(No. and Street)

Greeenwich	Connecticut	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Showers — (203) 861-7080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I James Showers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N S Global Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TORY ANN MAIKO
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG 31, 2010

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N S | GLobal SECURItIES

****

STATEMENT OF FINANCIAL CONDITION (DEVELOPMENT STAGE COMPANY) DECEMBER 31, 2008

****

328 Pemberwick Road• Greenwich, CT 06831 • 203-861-7080 tel • 203-531-9090 fax

NS Global Securities, LLC
(A Development Stage Company)
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	19,482
Prepaid expenses		660
Total assets	**$**	**20,142**
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	4,619
Members' equity		15,523
Total liabilities and members' equity	**$**	**20,142**

The accompanying notes are an integral part of this financial statement.

1. General

NS Global Securities, LLC (the "Company") was organized on February 27, 2007 and became a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulation Authority on January 10, 2008. The Company is a limited liability company with a perpetual duration organized in the State of Delaware. The Company is a 99% owned subsidiary of NSM Capital Management LLC.

The Company has been in the development stage since its formation on February 27, 2007.

The Company was established to raise private capital for qualified investors and to broker public securities in the secondary market in the United States. Since inception, the Company had no income from operations.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Capital Contributions
The 99% member, NSM Capital Management LLC, intends to infuse sufficient working capital to meet any operational shortfalls and to continue compliance with minimum net capital requirements. During the period from January 10, 2008 (inception) to December 31, 2008, the member contributed $78,644 of additional capital and received no distributions.

Income Taxes
As a limited liability company, the Company is not liable for federal or state income taxes. The members are responsible to report separately the distributive share of member income or loss to tax authorities.

3. Related Party

The Company entered into an expense sharing agreement with its 99% member, NSM Capital Management LLC. During the period January 10, 2008 (inception) to December 31, 2008, goods and services amounting to $49,559 were provided under the expense sharing agreement. During the period from January 10, 2008 to December 31, 2008, the 99% member contributed capital to the Company in the amount of $29,085 in addition to the goods and services provided under the expense sharing agreement.

4. Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/8 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 8 to 1, in the first year of registration.

At December 31, 2008, the Company had net capital, as defined, of $14,863 which was $9,863 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $4,619 and its ratio of aggregate indebtedness to net capital was 0.31 to 1.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
NS Global Securities, LLC

We have audited the accompanying statement of financial condition of NS Global Securities, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NS Global Securities, LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, NY
March 25, 2009